EXHIBIT 21.1

SUBSIDIARIES OF RAND CAPITAL CORPORATION

Subsidiary	Jurisdiction of Corporation

Rand BMP Swanson Holdings Corp.	New York

Rand Capital Sub LLC	New York

Rand Carolina Skiff Holdings Corp.	New York

Rand DSD Holdings Corp.	New York

Rand Filterworks Holdings Corp.	New York

Rand FSS Holdings Corp.	New York

Rand INEA Holdings Corp.	New York

Rand ITA Holdings Corp.	New York